20015717

SEC
Mail Processing
Section

NOV 3 0 2020

Washington DC
415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittingham, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5809 Kennett Pike
(No. and Street)

Wilmington (City) Delaware (State) 19807 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P Sweeny President 302-656-8173
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wheeler, Wolfended & Dwares, PA
(Name – *if individual, state last, first, middle name*)

4550 New Linded Road (Address) Wilmington (City) DE (State) 19808 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen P. Sweeny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brittingham, Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRITTINGHAM, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

September 30, 2020

WHEELER • WOLFENDEN • DWARES
Certified Public Accountants

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	5
STATEMENT OF OPERATIONS	6
STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY	7
STATEMENT OF CASH FLOWS	8
NOTES TO FINANCIAL STATEMENTS	9
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	16

WHEELER • WOLFENDEN • DWARES
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brittingham, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brittingham, Inc. (the Company) as of September 30, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Brittingham, Inc. as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

4550 Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244
Members of the American Institute of Certified Public Accountants and the Delaware Society of Certified Public Accountants

To the Board of Directors and Shareholders
of Brittingham, Inc.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Brittingham, Inc.'s auditor since 2005.

Wilmington, Delaware
November 24, 2020

BRITTINGHAM, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2020

ASSETS

ASSETS		
Cash and cash equivalents	$	5,237
Investments		1,168,149
Prepaid assets		3,044
Other assets		10,491
TOTAL ASSETS	$	1,186,921

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	23,611
Total liabilities		23,611
STOCKHOLDERS' EQUITY		
Common stock – $1 par value, 1,500 shares authorized, 556 shares issued and outstanding		556
Additional paid-in capital		382,509
Retained earnings		780,245
Total stockholders' equity		1,163,310
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,186,921

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF OPERATIONS

For the Year Ended September 30, 2020

INCOME		
Security commissions	$	146,271
Commission expense		(58,794)
12b-1 fee income		862
Interest and dividends		4,430
Total income	$	92,769
EXPENSES		
Employee compensation and benefits	$	27,169
Communication costs		11,286
Occupancy and other equipment costs		24,649
Other expenses		40,177
Total expenses		103,281
NET LOSS	$	(10,512)

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY

For the Year Ended September 30, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, September 30, 2019	$ 556	$ 382,509	$ 791,363	$ 1,174,428
Dividends paid	-	-	(606)	(606)
Net loss	-	-	(10,512)	(10,512)
Balance, September 30, 2020	$ 556	$ 382,509	$ 780,245	$ 1,163,310

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(10,512)
Adjustments to reconcile net loss to net cash utilized by operating activities		
Decrease in investments		(13,787)
Increase in prepaid assets		1,614
Decrease in other assets		(7,345)
Decrease in accounts payable and accrued expenses		3,235
Net cash utilized by operating activities		(26,795)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid		(606)
Net cash utilized by financing activities		(606)
Net decrease in cash		(27,401)
Cash and cash equivalents – beginning of year		32,638
Cash and cash equivalents – end of year	$	5,237

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2020

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Activities

Brittingham, Inc. (the Company) is a broker of securities. Rule 17a-5, under the *Securities Exchange Act of 1934,* requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The statements are required to cover the period since the immediately preceding filing with the Commission, and, accordingly, these financial statements are for the year ended September 30, 2020.

Transactions in securities, including the related security commissions, are recorded on a trade-date basis.

Marketable securities traded on a national exchange are valued at the last reported sale price on the last business day of the year; marketable securities traded on the over-the-counter market are valued at the mean between the last reported bid and asked price.

For the purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. In the accompanying statement of cash flows, all short-term investments are considered cash equivalents.

2. Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation under the *Internal Revenue Code* and similar state law. Under income tax rules related to S corporation status, items of income, deductions and credits generally pass through on a pro-rata basis to the stockholders. Therefore, no provision or liability for federal, state or local income taxes has been made.

The Company has adopted ASC 740-10, *Income Taxes*, as it relates to uncertain tax positions. Management has reviewed its current and past federal, state and local income tax positions and has determined, based on clear and unambiguous tax law and regulations, that the tax positions taken are certain and that there is no likelihood that a material tax assessment would be made if a respective government agency examined tax returns subject to audit. Accordingly, no provision for the effects of uncertain tax positions has been recorded.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2. Income Taxes (Continued)

Currently, the 2017, 2018 and 2019 tax years are open and subject to examination by the Internal Revenue Service and the Delaware Division of Revenue. However, the Company is not currently under audit nor has the Company been contacted by these jurisdictions. Interest and penalties related to income taxes are included in income tax expense when incurred.

Income taxes are calculated in accordance with ASC-740, *Income Taxes.* Under the liability method, deferred tax assets and liabilities are provided for temporary differences between the financial reporting basis and tax reporting basis of the Company's assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

3. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Adoption of New Revenue Recognition and Financial Instruments Guidance

Effective October 1, 2019, the Company retrospectively changed its accounting methods for revenue recognition and financial instruments as a result of implementing the requirements in the Financial Accounting Standard Board's Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*, and ASC 825-10, *Financial Instruments—Overall.* The new revenue recognition guidance requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company adopted the requirements of the new revenue recognition guidance as of October 1, 2019, utilizing the full retrospective transition method. A practical expedient was applied for revenue contracts that began and ended in the same year. Though these contracts were not restated, the effect of applying this shortcut was not significant to the financial statements. The effect of this change had no effect on the Company's financial statements

Among other things, the new financial instruments guidance removes the classifications regarding equity securities, which results in recognizing the change in fair value of equity securities in net income during the year of the change in value. The Company adopted the requirements of the new financial instruments guidance retrospectively as of October 1, 2019.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5. Subsequent Events

In March 2020 the Director General of the World Health Organization declared COVID-19 a pandemic. We are still assessing the impact COVID-19 may have on our business, but there can be no assurance that this analysis will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally. The extent to which the COVID-19 pandemic and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat the COVID-19 pandemic.

The Company has evaluated subsequent events through November 24, 2020, which is the date the financial statements were available to be issued.

NOTE B – INVESTMENTS

At September 30, 2020, investments consisted of government money market mutual funds totaling $1,168,149.

NOTE C – CUSTOMERS' ACCOUNTS

All customers' accounts are carried by a correspondent broker on a fully disclosed basis, and, accordingly, the Company is not required to maintain or compute a reserve pursuant to Rule 15c3-3 of the *Securities Exchange Act of 1934*.

NOTE D – NET CAPITAL

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule 15c3-1.

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6⅔% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At September 30, 2020, the Company had a ratio of aggregate indebtedness to net capital of approximately .0209 to 1 and a net capital requirement of $250,000. Aggregate indebtedness and net capital, as defined, were $23,611 and $1,132,270, respectively, at September 30, 2020. The Company's current clearing agreement with National Financial Services (NFS) requires it to maintain minimum net capital of $100,000.

NOTE E – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances in several financial institutions. Under the general deposit insurance rules, the Federal Deposit Insurance Corporation insured limit is $250,000 per depositor. The Securities Investor Protection Corporation insured limit for securities is $500,000 per depositor, which includes a $250,000 limit for cash. At times, account balances may exceed insured limits. Amounts uninsured at September 30, 2020 totaled $668,149.

NOTE F – COMMITMENTS AND CONTINGENT LIABILITIES

The Company's operations are conducted in premises that are rented under a lease agreement with L. I. Holdings, Inc. (a related party). The agreement has been renewed each year since 1991 at the current prevailing market rate. Total rental payment made to L. I. Holdings, Inc. during 2020 was $16,062.

NOTE G – RELATED PARTIES

The Company receives a substantial portion of its security commissions from related parties, primarily Lumber Industries, Inc. and related affiliates, whose executive officers are also executive officers of the Company. Total security commissions earned from related parties for the fiscal year ended September 30, 2020, was $146,271.

NOTE H – PROFIT-SHARING PLAN

The Company has a profit-sharing plan for all eligible employees that provides for Company contributions at its discretion. However, contributions are limited to the amount allowable as a deduction for federal income tax purposes. A Company contribution of $1,800 was expensed in 2020.

NOTE I – CAPITAL STOCK

The Company has the right to purchase outstanding capital stock from the stockholders under certain conditions at an amount set forth in the Company's *Articles of Incorporation*. In addition, the stockholders are required to first offer the Company the option to purchase shares of capital stock before entering into an agreement to sell such shares.

NOTE J – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE K – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As discussed in Note C, the Company's customer's securities transactions are cleared on a fully disclosed basis by its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions.

Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers. The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

NOTE L – FAIR VALUE OF ASSETS AND LIABILITIES

The Company has adopted ASC 820, *Fair Value Measurements and Disclosures,* which provides the framework for measuring the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value are as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 – Inputs that are unobservable, including those that are not derived from market data or which cannot be corroborated by market data. The determination of the fair value for the investments included in the Level 3 category requires considerable subjectivity and estimation.

Fair values of assets and liabilities measured on a recurring basis at September 30, 2020 included investments of $1,168,149, all of which were considered Level 1.

SUPPLEMENTARY INFORMATION

BRITTINGHAM, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

September 30, 2020

Aggregate indebtedness		
Accounts payable and accrued expenses	$	23,611
Total aggregate indebtedness	$	23,611
Net capital		
Net worth		
Common stock	$	556
Additional paid-in capital		382,509
Retained earnings		780,245
Total net worth		1,163,310
Deductions		
Non allowable assets		
Prepaid assets		3,044
Other assets		4,633
Total deductions		7,677
Net capital before haircuts on securities positions		1,155,633
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1		
Trading and investment securities		23,363
Net capital		1,132,270
Minimum capital required to be maintained ($250,000 or 6⅔% of aggregate indebtedness of $23,611)		250,000
Net capital in excess of requirements	$	882,270
Ratio of aggregate indebtedness to net capital	$	2.09%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of September 30, 2020, as filed by Brittingham, Inc. with the New York Stock Exchange on October 14, 2020.